UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

(Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 20
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-3-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Explanatory Note

This report of foreign private issuer on Form 6-K is being filed to clarify the home country rule exemption disclosure to be included in the next Form 20-F of LEIFRAS Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law (the “Company”), for the fiscal year ending December 31, 2026.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company has elected to follow the Company’s home country rules for exemption from the requirements to obtain shareholder approval under Nasdaq Listing Rule 5635, which requires a listed company to obtain shareholder approval in specified circumstances, including:

(a)	certain issuances of securities in connection with the acquisition of the stock or assets of another company;

(b)	an issuance that will result in a change of control of the company;

(c)	the establishment or amendment of certain equity-based compensation plans and arrangements; and

(d)	certain transactions other than a public offering involving issuances of an interest or voting power of 20% or more in the company.

In addition to the shareholder approval exemption described above, the Company follows home country practice in lieu of the quorum requirement under Nasdaq Listing Rule 5620(c), which requires a quorum of 33-1/3% for meetings of shareholders. In accordance with Japanese law and generally accepted business practices, the Company’s articles of incorporation provide that there is no quorum requirement for a general resolution of shareholders. However, under the Companies Act of Japan and the Company’s articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: November 4, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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